Kai Haakon E. Liekefett	kliekefett@velaw.com
Tel 713.758.3839	Fax 713.615.5678

Via EDGAR and Federal Express

April 24, 2013

David L. Orlic

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Clearwire Corporation
Preliminary Proxy Statement filed by Crest Financial Limited and Crest Investment Company
Filed April 11, 2013
File No. 001-34196

Ladies and Gentlemen:

On behalf of our clients, Crest Financial Limited and Crest Investment Company (collectively, the “Participants”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2013, with respect to the Participants’ Preliminary Proxy Statement, File No. 001-34196, filed with the Commission as of April 11, 2013 (the “Preliminary Proxy Statement”).

The Participants are filing concurrently with this letter an amendment to the Preliminary Proxy Statement (“Amendment No. 1”), which includes revisions to the Preliminary Proxy Statement in response to the Staff’s comments. Enclosed with this letter is one copy of Amendment No. 1 marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

April 24, 2013 Page 2

Background of this Solicitation, page 1

1.	We note you filed a lawsuit against Sprint-Nextel Corp. Please revise to update the status of this litigation.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 1 of Amendment No. 1 has been revised.

2.	We note from page 2 your discussion of the IAE Report and the Furchtgott-Roth Report. Please revise to further discuss these reports and substantiate your disclosure stating “the true value of Clearwire and its spectrum was between two and three times greater than the value reflected in Sprint’s offer of $2.97” and “the price Sprint offered for Clearwire significantly understates the true value of Clearwire’s wireless spectrum and that the public would be best served if Clearwire remained free to offer its spectrum to multiple wireless carriers.”

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 2 of Amendment No. 1 has been revised.

3.	We note from page 2 you “proposed to provide Clearwire $240 million in financing through a convertible debt facility as an alternative to the financing available under the Note Purchase Agreement.” Please disclose Clearwire’s response to your proposal.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 2 of Amendment No. 1 has been revised.

4.	We note from page 2 that the Supplemental Furchtgott-Roth report disputes conclusions of Sprint’s study and a separate equity research report. Please revise to disclose the specific conclusions disputed by the Supplemental Furchtgott-Roth report and the substantiation for the report’s conclusions.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 2 of Amendment No. 1 has been revised.

April 24, 2013 Page 3

Reasons to Vote “Against” the Clearwire Special Meeting Proposals, page 3

5.	We note from page 3 your statement that the “Charter Amendment Proposal and the NASDAQ Authorization Proposal would give Clearwire the ability to pursue equity issuances in other contexts.” Please further clarify these other contexts. Also explain how the increase in the authorized number of shares of Class B Common Stock would benefit primarily Sprint. For instance, explain whether only Class B Common Stock can be issued to certain parties or affiliates.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 5 of Amendment No. 1 has been revised.

6.	We note from page 3 the statement that “The valuations … indicated an implied equity value of Clearwire significantly higher than $2.97.” Please also disclose whether there were valuations that indicated $2.97 was within or above the implied equity value of Clearwire.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 4 of Amendment No. 1 has been revised.

7.	We also note from the last bullet on page 3 that discloses valuations for impaired and unimpaired spectrum. Please disclose how you arrived (i) at these valuations, (ii) at the value of $0.11 per MHz pop per the Merger Consideration, and (iii) at the valuation of $9.54 and $15.50 for Clearwire common stock.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 4 of Amendment No. 1 has been revised.

8.	We note similar disclosure regarding values of Clearwire’s spectrum and the value in the first bullet on page 4. Please disclose how you arrived at these values.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 5 of Amendment No. 1 has been revised.

April 24, 2013 Page 4

9.	We note your disclosure on page 4 that “According to public disclosures, Clearwire possesses 160 MHz of spectrum, which Clearwire has stated is more than required for a full build-out of Clearwire’s networks.” Please provide, or refer us to, these public disclosures.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement on page 5 of Amendment No. 1 has been revised.

Solicitation of Proxies, page 11

10	We note you will solicit by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution, and in person. Please be advised that all written materials, including any emails or scripts, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

RESPONSE:

The Participants confirm their understanding that all written soliciting materials, including any emails or scripts, must be filed under the cover of Schedule 14A on the date of first use.

We acknowledge that:

•	The Participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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April 24, 2013 Page 5

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kai Haakon E. Liekefett of Vinson & Elkins L.L.P. at (713) 758-3839.

Very truly yours,

VINSON & ELKINS L.L.P.

By: /s/ Kai Haakon E. Liekefett

        Kai Haakon E. Liekefett

Enclosures

cc:	David K. Schumacher, Esq. (Crest Financial Limited)